Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES THIRD QUARTER RESULTS

SWAN HILLS ON TRACK AND GROWING

(Calgary, Alberta – November 3, 2011) – Pengrowth Energy Corporation (Pengrowth) is pleased to report its unaudited financial and operating results for the three and nine months ended September 30, 2011.

“The quarter was highlighted by the continued strong performance of Pengrowth’s Swan Hills area production and drilling programs, as well as the initiation of drilling and continued aggregation of land in the adjacent Virginia Hills area” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “In addition, excellent progress was made on the Lindbergh Steam Assisted Gravity Drainage (SAGD) program with all approvals received and the drilling of the pilot well pairs initiated. On August 8th, Pengrowth was delighted to welcome Marlon McDougall to the Pengrowth team as its new Chief Operating Officer.”

Highlights

•
Pengrowth produced an average of 74,568 barrels of oil equivalent (boe) per day in the quarter, a five percent increase from the second quarter, in spite of delays in accessing fracturing equipment and acid.

•
During the quarter, Pengrowth initiated drilling in Virginia Hills, a new area in the Swan Hills trend, with two (1.0 net) wells that are currently cased and awaiting completion. Pengrowth has a growing land position in the area with 24.5 (16.75 net) sections of land.

•	Pengrowth entered into an agreement which should help secure the supply of acid for its Swan Hills completion activities for the remainder of 2011 through to the end of 2013.

•
In the Harmattan area, a Mannville well was successfully drilled and completed during the quarter, offsetting other recent discoveries in the area. The well had an initial six day test rate of 1,200 boe per day and will be tied-in during the fourth quarter. Additional follow-up locations are planned in 2012.

•
As a result of incremental crown land purchases, initiation of the Virginia Hills drilling program and increasing drilling and completion (acid) costs, the 2011 capital program has been expanded to $610 million.

•	Funds flow from operations was $150 million ($0.46 per share), in the third quarter and remains essentially unchanged from the prior quarter and the same period in 2010.

•	Pengrowth has continued to hedge its 2012 oil exposure with approximately 16,000 boe per day hedged at an average price of Cdn $92.98 per barrel (bbl).

•
In the third quarter of 2011, Pengrowth’s adjusted net income, after adjusting for the after tax effect of certain mark-to-market non-cash items, was $22.9 million as compared to $45.2 million in the third quarter of 2010.  The decrease is primarily due to the non-cash tax effect of changing to a corporate structure.

•	As at September 30, 2011, Pengrowth had approximately $776 million of credit capacity on its $1.0 billion credit facility, with the ability to expand the facility by an additional $250 million.

Summary of Operating and Financial Results

The financial statements for the three and nine months ended September 30, 2011, have been prepared in accordance with IFRS.

	Three Months ended			Nine Months ended
(monetary amounts in thousands, except per share amounts or as otherwise stated)	Sept 30, 2011	Sept 30, 2010	% Change	Sept 30, 2011	Sept 30, 2010	% Change
STATEMENT OF (LOSS) INCOME
Oil and gas sales(1)	$366,298	$319,669	15	$1,062,895	$1,019,670	4
Adjusted Net Income (2)	$22,906	$45,229	(49)	$88,715	$168,140	(47)
Net (loss) income	$(462)	$144,579	(100)	$93,501	$301,793	(69)
Net (loss) income per share	$-	$0.49	(100)	$0.29	$1.03	(72)
CASH FLOW
Funds flow from operations (1) (4)	$150,354	$149,298	1	$448,899	$486,305	(8)
Funds flow from operations per share (1) (3)	$0.46	$0.50	(8)	$1.37	$1.66	(17)

Net capital expenditures (5)	$163,730	$87,677	87	$466,965	$202,968	130
Net capital expenditures per share (3)	$0.50	$0.30	68	$1.42	$0.69	106

Dividends paid (3)	$69,086	$61,217	13	$206,086	$183,227	12
Dividends paid per share (3)	$0.21	$0.21	-	$0.63	$0.63	-

Weighted average number of shares outstanding (000's) (3)	329,262	296,191	11	327,807	292,499	12
BALANCE SHEET (6)
Working capital deficiency (1)				$(96,680)	$(84,719)	14
Property, plant and equipment				$3,984,653	$3,642,140	9
Exploration and evaluation assets				$520,545	$607,405	(14)
Long term debt				$1,247,377	$1,019,485	22
Shareholders' equity (1) (3)				$3,118,720	$3,377,664	(8)
Shareholders' equity per share (3)				$9.45	$10.39	(9)

Currency (U.S.$/Cdn$) (closing rate at period end)				$0.9540	$0.9718

Number of shares outstanding at period end (000's) (3)				330,083	325,043 (7)	2
AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,163	20,967	1	20,957	21,736	(4)
Heavy oil (bbls)	6,387	6,585	(3)	6,417	6,828	(6)
Natural gas (Mcf)	219,552	217,712	1	217,800	219,725	(1)
Natural gas liquids (bbls)	10,426	8,867	18	9,383	9,420	0
Total production (boe)	74,568	72,704	3	73,057	74,605	(2)

TOTAL PRODUCTION (Mboe)	6,860	6,689	3	19,944	20,367	(2)
PRODUCTION PROFILE
Crude oil	28%	29%		29%	29%
Heavy oil	9%	9%		9%	9%
Natural gas	49%	50%		49%	49%
Natural gas liquids	14%	12%		13%	13%
AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)(1)	$91.95	$75.05	23	$89.34	$76.26	17
Heavy oil (per bbl)	$62.36	$57.80	8	$65.56	$60.15	9
Natural gas (per Mcf)	$4.05	$4.67	(13)	$4.19	$5.05	(17)
Natural gas liquids (per bbl)	$66.58	$53.55	24	$68.85	$57.08	21
Average realized price per boe(1)	$52.68	$47.39	11	$52.73	$49.80	6

(1) Prior periods restated to conform to presentation in the current period.
(2) See definition in Management's Discussion & Analysis (MD&A) under section "Non-GAAP Financial Measures".
(3) Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust.
(4) See definition in MD&A under section "Additional GAAP Measures".
(5) Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.
(6) Balance Sheet amounts are at period end.
(7) Includes 5.0 million exchangeable shares issued in connection with the acquisition of Monterey Exploration Ltd. in the third quarter of 2010.

Pengrowth’s unaudited financial statements for the quarter ended September 30, 2011 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Production

Daily production for the third quarter averaged 74,568 boe per day, a five percent increase from the second quarter’s production of 70,958 boe per day and a three percent increase from the third quarter 2010 production of 72,704 boe per day. Production levels in the quarter recovered from the impacts of the forest fires, floods and wet weather which hampered production activities during the second quarter, but delays continued in accessing fracturing equipment and acid.

There is no change to Pengrowth’s production guidance with average annual production expected to be between 72,000 and 74,000 boe per day for the full year 2011. Exit production for 2011 is expected to range between 75,500 and 76,500 boe per day.

Capital Program

The third quarter for Pengrowth was extremely busy with operations in all of our core areas.

At Swan Hills, Pengrowth drilled 11 gross operated wells. Four of the wells have been completed and tested with average five day initial production (IP) rates of over 450 boe per day. Of  the four completed and tested wells, one was tied-in with the remaining three to be tied-in during the fourth quarter. The remaining seven wells drilled in the third quarter are expected to be completed, tested and tied-in during the fourth quarter. During the third quarter, access to frac equipment and acid caused delays in completion activities and increased costs. Pengrowth has entered into an agreement which should help secure the supply of acid for the Swan Hills completion activities for the remainder of 2011 through the end of 2013.

During the quarter, Pengrowth began drilling in the Virginia Hills area on the Swan Hills trend. Pengrowth currently has two (1.0 net) wells that are cased and awaiting completion. Pengrowth’s land position continues to grow in the area with 24.5 (16.75 net) sections of land.

At quarter end, Pengrowth had three drilling rigs operating in the Swan Hills area and anticipates that a minimum of two rigs will continue drilling in this area through the remainder of 2011 and into 2012.

At the Lindbergh pilot, the drilling of two well pairs and facility construction was initiated with first steam anticipated in January 2012. Preparation of the commercial project (12,500 boe per day) Environmental Protection and Enhancement Act (EPEA) application is on-going and submission is anticipated early in the first quarter of 2012.

In the Olds/Garrington area, Pengrowth continued work on its Elkton liquids rich gas play. The positive results to date have indicated further drilling opportunities exist on Pengrowth’s land base in the area. In addition, a Mannville well was drilled and completed in the Harmattan area. The well had a five day IP rate of 1,200 boe per day and will be tied-in in the fourth quarter. Additional follow-up locations are planned for 2012.

As a result of incremental crown land purchases, small tuck-in acquisitions, the initiation of the Virginia Hills drilling program and increasing drilling and completions (acid) costs, Pengrowth’s 2011 capital budget has been increased by $60 million to $610 million.

Operating Expenses

Operating expenses were $103 million in the third quarter of 2011 compared to $95 million in the second quarter of 2011. The majority of the increase in operating costs quarter-over-quarter can be attributed to higher Alberta power prices and higher road, lease and pipeline maintenance associated with the floods and fires experienced during the second quarter.

Year-to-date, power costs have averaged $76.72 per MW compared to $52.38 per MW in the first three quarters of 2010. Power costs have grown from approximately 20 percent of Pengrowth’s operating expenses to 25 percent. As a result, Pengrowth’s 2011 operating expense forecast has been increased to a range of $380 and $390 million, primarily to reflect the impact of continued high power prices.  The revised operating expense guidance on a boe basis has increased to $14.45 per boe.

Financial Strength

Pengrowth has continued to hedge to ensure a measure of stability to funds flow. Hedging activity has focused on increasing the company’s 2012 oil hedge position which currently has 16,000 bbl per day hedged at an average price of Cdn $92.98 per bbl for the calendar year 2012. As at September 30, 2011, Pengrowth had approximately $776 million of undrawn capacity on its $1.0 billion credit facility and the ability to expand it by a further $250 million, providing the flexibility to fund both capital programs and acquisition opportunities.

Dividend Reinvestment Plan

Pengrowth has a Dividend Reinvestment Plan (DRIP) that provides a convenient and cost-effective method for eligible shareholders in Canada and the United States to maximize their investment in Pengrowth by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the DRIP, please visit Pengrowth’s website at www.pengrowth.com or contact Computershare Trust Company of Canada at 1-800-564-6253.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in north-eastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta, the Olds/Garrington (light oil/gas) play in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Production Information

All production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ Petroleum Consultants Ltd.’s January 1, 2011 forecast prices and costs as disclosed herein.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 boe).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet and “Bcf” refers to billion cubic feet.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: production expectations, expected capital expenditures and the timing thereof, drilling schedule and opportunities, timing of construction, first steam and resource recognition at Lindbergh, dividend policy, costs, spending of capital program, drilling, completions and tie-in schedule and drilling and development plans.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; Pengrowth's ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under "Risk Factors" in Pengrowth's most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.www.sedar.comcom. Pengrowth’s U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents a supplemental non-IFRS measure, adjusted net income. This measure does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other companies. This supplemental non-IFRS measure is provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes this measure is useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

This measure should be considered in addition to, and not as a substitute for, net income, funds flow from operating activities and other measures of financial performance and liquidity reported in accordance with IFRS.